UNITED
SECURITIES AND EX(
Washington

SEC FILE NUMBER
8-36492

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 11/1/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Avenue
(No. and Street)

Poughkeepsie, (City) NY (State) 12603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Conroy (845) 485-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dennis Conroy, swear (or affirm) that, to t[he] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [of] Prime Capital Services, Inc., as [of] June 28, 20 02, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

JEAN M. MODICA
Notary Public, State of New York
No. 01MO6056604
Qualified in Dutchess County
Commission Expires March 26, 2003

Jean M Modica
Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th[e] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 28, 2002

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") as of June 28, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

As stated in Note F, the Company's stock has been pledged by its Parent, Gilman & Ciocia, Inc., as collateral to secure a bank loan, which is currently in default. In the event that Gilman & Ciocia, Inc. continues to be in default of its bank loan, there is uncertainty as to the control of the Company.

Grant Thornton LLP

New York, New York
August 19, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 28, 2002

ASSETS

Cash and cash equivalents	$ 1,559,924
Commissions receivable	2,470,426
Receivable from affiliate	3,355,247
Securities owned, at market value	1,756,443
Goodwill and other intangibles (net of accumulated amortization of $1,133,134)	4,627,948
Other	224,377
Total assets	$13,994,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 3,769,981
Payable to broker	442,110
Securities sold, not yet purchased, at market value	210,771
Payable to parent	87,695
Accounts payable and other accrued liabilities	56,141
Total liabilities	4,566,698
Commitments and contingencies	
Stockholder's equity	9,427,667
Total liabilities and stockholder's equity	$13,994,365

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

June 28, 2002

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman & Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company is principally engaged in a retail business focusing on financial planning referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and money market funds maintained at financial institutions.

Securities Transactions

Securities owned are stated at quoted market values.

Securities sold, but not yet purchased, are stated at quoted market values. Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Proprietary securities transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis.

Commission Income

The Company records commission income from agency trades on a trade-date basis.

NOTE B (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated Federal income tax return and a combined return for state and local purposes with Gilman. The Company calculates its provision for income taxes on a separate-company basis.

Intangible Assets

Intangible assets, other than goodwill, are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets are recorded and amortized over a period not to exceed fifteen years. The Company reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recorded.

Adoption of New Accounting Standards

On January 1, 2002, The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets.* Under the new standard, goodwill, including that acquired before initial application of the standard, will no longer be amortized but will be tested for impairment at least annually, beginning in the year of adoption. Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Intangible assets that have an indefinite useful life will not be amortized until such useful life is determined to be no longer indefinite. Evaluation of the remaining useful life of an intangible asset that is not being amortized must be completed each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

NOTE B (continued)

Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, revises accounting standards for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-component approach, which focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 140 during 2001 had no material impact on the Company's financial statements.

NOTE C - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE D - RELATED PARTY TRANSACTIONS

Effective April 5, 1999, the Company entered into a contract with an affiliate, Prime Financial Services, Inc. ("PFS"), which is wholly owned by Gilman, whereby PFS provides for all the Company's overhead services such as legal, accounting and administrative expenses. The overhead fee calculated at a stated percent of Prime's income amounted to approximately $3,059,000 for the year ended June 28, 2002.

NOTE D (continued)

The Company has a receivable from PFS resulting from an overpayment of certain liabilities.

Additionally, the Company pays Gilman a management fee, which amounted to $700,000 for the year ended June 28, 2002.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 28, 2002, the Company had net capital of $425,422, which exceeded its requirement of $290,392 by $135,030.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant in several customer arbitrations. These claims result from the actions of a broker in independent offices affiliated with the Company. Management believes that the outcomes will have no material effect on the Company's financial statements.

Gilman has pledged the capital stock of the Company to a national bank (the "Bank") to secure indebtedness incurred by Gilman under a credit facility (the "Facility") provided by the Bank. Gilman has failed to pay scheduled debt service and to maintain the ratios of (1) EBITDA to the sum of interest expense and the current portion of long-term debt of at least 2.0, and (2) senior funded debt to EBITDA of less than 0.75, in each case required by the Facility, and has changed its control without the Bank's consent. As a result, the Bank has sent to Gilman a notice of default and demand for payment of all indebtedness owed by Gilman under the Facility. If Gilman does not make such payment, the Bank could enforce the pledge and become the Company's sole stockholder. However, Gilman has paid such debt service to the Bank and is negotiating with it to rescind its notice and demand and waive Gilman's noncompliance with the financial ratios. If such negotiations are successful, the Bank could not enforce the pledge.

NOTE G - INCOME TAXES

The Company files a consolidated corporate tax return with Gilman. The Company recorded a separate provision for Federal and New York State income taxes of $296,815, which is included in "Payable to parent" on the statement of financial condition.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers.

NOTE I - PRIOR PERIOD ADJUSTMENT AND RESTATEMENTS

The accompanying financial statements for the year ended June 28, 2002 have been restated to correct the following errors made during the period from April 1, 1999 through June 30, 2001. These errors had no effect on net income for 2002.

Effective April 1999, the Company was purchased by and became a wholly-owned subsidiary of Gilman. The Company failed to appropriately record its allocable portion of goodwill and intangible assets resulting from this acquisition in accordance with accounting principles generally accepted in the United States of America. The Company should have recorded goodwill and intangible assets in the amount of $5,761,082, amortized over a period not to exceed 15 years, and related accumulated amortization for the above period of $860,411, with a corresponding increase to additional paid-in capital. Additional paid-in capital and retained earnings have been adjusted as of July 1, 2001 to reflect such goodwill and related amortization. In addition, retained earnings of approximately $214,000 at April 1, 1999 should have been reclassified to additional paid-in capital.

NOTE I (continued)

For the period from June 30, 1999 to June 30, 2001, the Company understated its income tax provisions. The effect of these understatements was to overstate retained earnings by $442,291 for the year ended June 30, 2001. Also, since the Company had not entered into a tax sharing agreement with Gilman, the Company should have recorded the liability corresponding to the computed income tax expense as a payable to the parent. These amounts should have been reclassified to additional paid-in capital, since Gilman ultimately had no tax liability in any of the above periods.

The Company understated its commission revenue net of its corresponding expense for the period from June 30, 1999 through June 30, 2001 by approximately $599,000. Retained earnings has been adjusted as of June 30, 2001 to reflect such understatement.

As a result of the above, the Company's overhead fee to PFS for the year ended June 28, 2002 was overstated as a result of the above matters for the period from June 30, 1999 to June 30, 2001 by approximately $40,000. This resulted in an increase to retained earnings of approximately $40,000.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

PRIME CAPITAL SERVICES, INC.

June 28, 2002

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Capital Services, Inc. (the "Company") for the year ended June 28, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 28, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Stockholder and management of the Company, and the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
August 19, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com